Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)

Suite 720, 999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

Item 2:                Date of Material Change

January 7, 2016.

Item 3:                News Release

A news release announcing the material change was issued on January 7, 2016 through Canada NewsWire and a copy was filed on SEDAR on January 7, 2016.

Item 4:                Summary of Material Change

 ESSA announced that Dr. David Parkinson had been appointed as the company’s President  and Chief Executive Officer effective immediately, replacing Mr. Bob Rieder who had  announced his departure from the company and resignation from the Board of Directors.

Item 5:                Full Description of Material Change

5.1                       Full Description of Material Change

 ESSA announced that Dr. David Parkinson had been appointed as the company’s President  and Chief Executive Officer effective immediately, replacing Mr. Bob Rieder who had  announced his departure from the company and resignation from the Board of Directors.  Prior to January 7, 2016, Dr. Parkinson had been serving as a Director of the Company and he  will continue acting in that capacity.

5.2                       Disclosure for Restructuring Transactions

Not applicable.

Item 6:                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                Omitted Information

Not applicable.

Item 8:                Executive Officer

For further information, please contact David Wood, CFO of the Company at 778-331-0962.

Item 9:                Date of Report

January 15, 2016.

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